FIAT

Tofaş Türk Otomobil Fabrikası A.Ş.

GNL. MÜD. LÜK : BÜYÜKDERE CADDDESİ NO. 145
: 34394 ZİNCİRLİKUYU / İSTANBUL
: P.K. 115 34330 LEVENT / İSTANBUL
TELEFON : (212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX : (212) 275 39 88 - 275 03 57
INTERNET : http//www.tofas.com.tr/
VERGİ DAİRESİ : ERTUĞRULGAZİ 846 000 0422

FABRİKA : YALOVA YOLU 10. Km
: (16369) BURSA
: P.K. 60 16369 BURSA
TELEFON : (224) 261 03 50 (PBX)
FAX : (224) 255 09 47
(224) 261 13 50
Tic.Sic.No.: 100324 / 46239

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

File No. 82-3699

SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2006
199 SECTION

20.03.2006

2490

Re: Information Furnished Pursuant to
Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

06012005

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL

Enclosure:
1- Invitation to the Ordinary General Assembly meeting of Tofaş Türk Otomobil Fabrikası A.Ş.

3/28

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

INVITATION TO THE ORDINARY GENERAL ASSEMBLY MEETING OF TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

Ordinary General Assembly Meeting of Shareholders of our Company will be held on **20 April 2006** Thursday at **11:00** in the Halls of **Divan Hotel** at Cumhuriyet Caddesi No: 2 Elmadag/Taksim - Istanbul to review the operations of 2005 and discuss the following Agenda.

We hereby kindly request our Shareholders to receive their Participation Certificates that will serve as the pass card from the Corporate Governance and Shareholder Relations unit in our Company Head Office 14.04.2006 (one week prior to the meeting) and participate in the General Assembly Meeting personally or by proxy.

Our Shareholders who will not be able to participate in the meeting personally are required to issue their powers of attorney based on the following sample or obtain the sample power of attorney form from the Central Office of Koçbank or our Company Head Office or our Company website at **www.tofas.com.tr**, fulfill the obligations stated in the Notification of the Capital Market Board Vol: IV, No: 8 as promulgated on the Official Gazette 21872 on 09.03.1994 and submit their powers of attorney to our Company with their signatures are certified by a Notary Public.

Our Shareholders, who wishes to participate in the meeting and whose shares are stored in investor accounts in the Intermediate Companies in accordance with the Central Registry Agency, are required to act in accordance with the "General Assembly Blockage" provisions on page 29 of the General Letter Appendix 28 of CRA on he Transaction Rules as can be found at **http://www.mkk.com.tr/MkkComTr/tr/yayin/gen_arsiv.jsp** address of the Central Registry Agency and be registered in the General Assembly Blockage list between 20.03.2006 and 14.04.2006.

Further information can be obtained from the Corporate Governance and Shareholder Relations unit. Our Shareholders who fail to be registered in the "Blockage List" of CRA will not entitled to participate in the General Assembly Meeting pursuant to laws.

Reports of the Board of Directors and Auditing Committee as well as the Report of the Independent External Auditors and the Balance Sheet, Income Statement and the proposal on the distribution of the net profit as of 2005 will be made available to the reviewing of our Shareholders at **www.tofas.com.tr** website within the legal period prior to the Meeting.

For the information of our Dear Shareholders.

Yours Sincerely,

The Board of Directors

HEAD OFFICE:
Büyükdere Cad. Tofaş Han No:145 Zincirlikuyu 34394 İstanbul
Phone: (0.212) 275 33 90 / (0.212) 275 29 60

38th ORDINARY GENERAL ASSEMBLY OF TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ DATED 20 APRIL 2006 AGENDA OF THE MEETING

1. Opening and election of the Chairmanship Council,
2. Reading and discussing the reports of Board of Directors and Auditors and the summary of Independent Auditors' Report issued by Güney Serbest Muhasebeci Mali Müşavirlik A.Ş with respect to 2005 operations and accounts; approval, approval with amendment or rejection of the Board of Directors' proposal in respect of the 2005 Balance Sheets and Income Statements,
3. Acquittance of the Members of the Board of Directors and the Auditors from liability in respect of the Company's operations in 2005,
4. Approval, approval with amendment or rejection of the Board's proposal relating to the appropriation of 2005's income,
5. Informing the General Assembly on the donations and grants given to foundations and associations by the Company for social support purposes in 2005,
6. Re-election or replacement of the Auditors whose terms of office have expired,
7. Approval of the results of the Independent External Auditing Organisation carried on by the Board of Directors according to laws and regulations in connection with the Capital Market,
8. Determination of the annual remuneration of the Chairman and the Members of the Board of Directors as well as of the Auditors,
9. Authorization of the Board of Directors to do business related to the Company's objectives in person or on behalf of others enabling them to participate in the companies of similar business and do transactions pursuant to the Articles 334 and 335 of Turkish Commercial Code, provided that such Members of the Board of Directors are prohibited from being Board Members, officers or employees of the companies or third persons engaged in the business of motor vehicles other than motor vehicles manufactured by or under the licence of Fiat Group,
10. Giving authorization to the Chairmanship Council to sign the Minutes of the General Assembly Meeting and to consider this to be satisfactory, on behalf of the Shareholders,
11. Wishes and Opinions.

..../..../2006

POWER OF ATTORNEY

To the General Assembly Chairmanship of TOFAŞ Türk Otomobil Fabrikası A.Ş.

I hereby appoint Mr./Ms.. .... as my representative to represent, vote, propose and sign the necessary documents on my behalf in line with my following opinions in the Ordinary General Assembly of TOFAŞ Türk Otomobil Fabrikası A.Ş. to be held on **20 April 2006** Thursday at **11.00** hours at **Divan Hotel**, Cumhuriyet Caddesi No:2 Elmadağ/Taksim-İstanbul.

A) SCOPE OF THE POWER OF ATTORNEY-
a) The representative will be authorized to vote for all the articles of the agenda in line with his/her opinions.
b) The representative will be authorized to vote for the articles of the agenda in line with the following instructions.

Instructions:

c) The representative will be authorized to vote in line with the proposals of the Company management.
d) The representative will be authorized to vote for other issues that may be discussed at the meeting in line with the following instructions. (Otherwise, the representative will be free to vote).

Instructions:

B) OF THE SHARE HELD BY THE SHAREHOLDER
a) Issue and Series
b) Number
c) Quantity-Nominal Value
d) Whether there is preference in voting
e) Whether it is Bearer-Registered Share

SHAREHOLDER'S:

NAME SURNAME or TITLE:
SIGNATURE :
ADDRESS :

NOTES:
1- In section (A), either one of (a), (b) or (c) should be chosen. Explanation should be provide for (b) and (d).
2- The person giving the power of attorney should have Notary certification for his/her signature.

Koç